Consent of Independent Registered Public Accounting Firm

The Board of Trustees of Grail Advisors ETF Trust:

We consent to the use of our reports dated April 28, 2009, with respect to statement of assets and liabilities of the Grail American Beacon Large Cap Value ETF and Grail American Beacon International Equity ETF, two of the funds constituting the Grail Advisors ETF Trust, as of April 20, 2009, and the related statement of operations for the period for the period then ended, incorporated within the Statement of Additional Information and to the references to our firm under the headings “Other Service Providers” in the prospectus and “Accounting and Legal Service Providers – Independent Registered Public Accounting Firm” in the statement of additional information.

/s/ KPMG LLP

Philadelphia, Pennsylvania
April 28, 2009